Exhibit 99.10

James Hardie

NOTICE OF 2015
ANNUAL GENERAL MEETING

James Hardie Industries plc

Notice is given that the Annual General Meeting (AGM) of James Hardie Industries plc (James Hardie or the Company) will be held on Friday, 14 August 2015 in James Hardie’s Corporate Headquarters, The Cork Room, Europa House, 2nd Floor, Harcourt Centre (Block 9), Harcourt Street, Dublin 2, Ireland at 7:00am (Dublin time).

ATTENDANCE AT AGM

Persons registered as shareholders as at 7:00pm (Sydney time) / 10:00am (Dublin time) on Wednesday, 12 August 2015 may attend the AGM in person in Dublin.

Shareholders wishing to participate in the AGM can also participate remotely via teleconference, during which they will have the same opportunities to ask questions as people attending the AGM in person.

Shareholders or proxies will all be able to ask questions of the Board of Directors of the Company (Board) and the external auditor. To enable more questions to be answered, enclosed is a form that you can use to submit questions in advance of the AGM, whether or not you will be attending.

Shareholders or proxies not present at the AGM wishing to ask questions can do so in the manner described on page 4 of this booklet.

CONTENTS OF THIS BOOKLET

This booklet contains:

¡	the Agenda for the AGM setting out the resolutions proposed to be put at the meeting;

¡	Explanatory Notes describing the business to be conducted at the meeting;

¡	information about who may vote at the AGM and how they may cast their vote;

¡	details of how shareholders can attend the meeting in person in Dublin; and

¡	details of how shareholders can participate in the meeting remotely by teleconference.

NOTICE AVAILABILITY

Additional copies of this booklet can be downloaded from the Company’s Investor Relations website (http://www.ir.jameshardie.com.au/jh/shareholder_meetings.jsp) or they can be obtained by contacting the Company’s registrar, Computershare Investor Services Pty Limited (Computershare), by calling:

¡	1300 855 080 from within Australia; or

¡	+61 3 9415 4000 from outside Australia.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you should immediately consult your investment or other professional advisor.

James Hardie Industries plc ARBN 097 829 895, with registered office at Second Floor, Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland and registered in Ireland under company number 485719.

The liability of its members is limited.

Explanations of the background, rationale and further information for each proposed resolution are set out in the Explanatory Notes on pages 6 to 13 of this Notice of Meeting.

The following are items of ordinary business:

1.	Financial statements and reports for fiscal year 2015

To review the Company’s affairs and to consider and, if thought fit, pass the following resolution as an ordinary resolution:

To receive and consider the financial statements and the reports of the Board and external auditor for the fiscal year ended 31 March 2015.

The vote on this resolution is advisory only.

2.	Remuneration Report for fiscal year 2015

To consider and, if thought fit, pass the following resolution as a non-binding ordinary resolution:

To receive and consider the Remuneration Report of the Company for the fiscal year ended 31 March 2015.

The vote on this resolution is advisory only.

3.	Election / Re-election of Directors

To consider and, if thought fit, pass each of the following resolutions as a separate ordinary resolution:

(a)	That Andrea Gisle Joosen be elected as a director;

(b)	That Brian Anderson, who retires by rotation in accordance with the Articles of Association, be re-elected as a director;

(c)	That Alison Littley, who retires by rotation in accordance with the Articles of Association, be re-elected as a director;

(d)	That James Osborne, who retires by rotation in accordance with the Articles of Association, be re-elected as a director.

4.	Authority to fix the External Auditor’s Remuneration

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the Board be authorised to fix the remuneration of the external auditor for the fiscal year ended 31 March 2016.

The following are items of special business:

5.	Re-Approval of the James Hardie Industries Long Term Incentive Plan 2006

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That approval is given for all purposes for further amendment to, and continued operation of, the James Hardie Industries Long Term Incentive Plan 2006 (the 2006 LTIP) (as amended) to provide incentives for the Chief Executive Officer (CEO) and other executives of the Company in accordance with the terms of the 2006 LTIP and on the basis set out in the Explanatory Notes.

6.	Grant of Return on Capital Employed Restricted Stock Units

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the award to the Company’s CEO, Louis Gries of up to a maximum of 391,720 return on capital employed (ROCE) restricted stock units (ROCE RSUs), and his acquisition of ROCE RSUs and shares of James Hardie (Shares) issuable thereunder, up to that number, be approved for all purposes in accordance with the terms of the 2006 LTIP (as amended) and on the basis set out in the Explanatory Notes.

7.	Grant of Relative Total Shareholder Return Restricted Stock Units

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That the award to Louis Gries of up to a maximum of 455,507 relative total shareholder return (TSR) restricted stock units (Relative TSR RSUs), and his acquisition of Relative TSR RSUs and Shares issuable thereunder, up to that number, be approved for all purposes in accordance with the terms of the 2006 LTIP (as amended) and on the basis set out in the Explanatory Notes.

8.	Special resolution to amend the Memorandum of Association

To consider and, if thought fit, pass the following resolution as a special resolution:

That clauses 2, 3(i)(d) and 3(ix) of the Memorandum of Association, in the form produced to the meeting and initialled by the Chairman for the purposes of identification, be adopted in substitution for, and to the exclusion of, the existing clauses 2, 3(i)(d) and 3(ix) and that the form of the Memorandum of Association be made consistent with the Irish Companies Act 2014, on the basis set out in the Explanatory Notes.

9.	Special resolution to amend the Articles of Association

To consider and, if thought fit, pass the following resolution as a special resolution:

That the Articles of Association, in the form produced to the meeting and initialled by the Chairman for the purposes of identification, be adopted in substitution for, and to the exclusion of, the existing Articles of Association of the Company and on the basis set out in the Explanatory Notes.

VOTING EXCLUSION STATEMENT

In accordance with the ASX Listing Rules, the Company will disregard any votes cast on Resolutions 5, 6 and 7 of this Notice of Meeting if they are cast by Louis Gries (who is eligible to participate in the employee incentive schemes which are the subject of Resolutions 5, 6 and 7) or his associates. Mr Gries and his associates will not have their votes disregarded if: (i) they are acting as a proxy for a person who is entitled to vote, in accordance with the directions on a Voting Instruction Form; or (ii) they are chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on a Voting Instruction Form to vote as the proxy decides.

Notes on voting and Explanatory Notes follow, and a Voting Instruction Form and Question Form are enclosed.

By order of the Board.

Natasha Mercer

Company Secretary

13 July 2015

JAMES HARDIE NOTICE OF MEETING 2015            3

If you are a registered shareholder as at 7:00pm (Sydney time) / 10:00am (Dublin time) on Wednesday, 12 August 2015, you may attend, speak and vote, in person or appoint a proxy (who need not be a shareholder) to attend, speak and vote on your behalf, at the AGM in Dublin, Ireland or participate and ask questions while participating via the AGM teleconference.

See VOTING ON THE RESOLUTIONS below for information on how you can vote.

AGM DETAILS

The AGM will be held at James Hardie’s Corporate Headquarters, The Cork Room, Europa House, 2nd Floor, Harcourt Centre (Block 9), Harcourt Street, Dublin 2, starting at 7:00am (Dublin time) on Friday, 14 August 2015.

OPTIONS FOR SHAREHOLDERS UNABLE TO ATTEND AGM

The AGM will be accessible by teleconference at 4:00pm (Sydney time) / 7:00am (Dublin time) on Friday, 14 August 2015. Shareholders participating in the AGM teleconference will be able to ask questions of the Board and the external auditor. You will need to have your Security Holder Reference Number (SRN) or the Holder Identification Number (HIN) (included on your Voting Instruction Form or most recent holding statement) as well as the name of your holding if you intend to ask a question via the teleconference.

The following details are also set out on the Shareholder Meetings page on the Company’s Investor Relations website (http://www.ir.jameshardie.com.au/jh/shareholder_meetings.jsp).

PARTICIPATION IN AGM TELECONFERENCE

To participate in the AGM teleconference, please:

¡	dial into the AGM using the following number:
Australia toll free 1800 801 825 / USA toll free 1855 298 3404
Passcode: 6693399; and

¡	provide the operator with your name and SRN / HIN.

If you have any questions during the teleconference follow the prompts from the teleconference operator.

APPOINTING A PROXY

To instruct the appointment of:

¡	a proxy to attend the AGM in person on your behalf (Nominated Proxy); and

¡	the Company Secretary in the event your Nominated Proxy does not attend the AGM,

please complete the relevant section of the Voting Instruction Form, and return it to Computershare no later than 7:00pm (Sydney time) / 10:00am (Dublin time) on Wednesday, 12 August 2015 using the “Lodgement Instructions” set out on page 5.

If you hold more than one share carrying voting rights, you may instruct the appointment of more than one proxy to attend, speak and vote at the meeting on your behalf provided each proxy is appointed to exercise rights attached to different Shares held by you.

VOTING ON THE RESOLUTIONS

How you can vote will depend on whether you are:

¡	a shareholder;

¡	an American Depositary Receipt (ADR) holder (ADRs are quoted on the New York Stock Exchange (NYSE)); or

¡	a Nominated Proxy.

Voting if you are a shareholder:

If you are a shareholder and want to vote on the resolutions to be considered at the AGM, you have the following two options:

Option A – If you are not attending the AGM or appointing a Nominated Proxy

Follow this option if you do not intend to attend the AGM in person or appoint a Nominated Proxy.

You may lodge a Voting Instruction Form directing CHESS Depository Nominees Pty Limited (CDN) (the legal holder of Shares for the purposes of the ASX Settlement Operating Rules) to nominate the Chairman of the AGM as its proxy to vote the Shares underlying your holding of CHESS Units of Foreign Securities (CUFS) that it holds on your behalf.

You can submit your Voting Instruction Form as follows:

1.	Complete the hard-copy Voting Instruction Form accompanying this Notice of Meeting and lodge it using the “Lodgement Instructions” set out on page 5.

2.	Complete a Voting Instruction Form using the internet:

Go to www.investorvote.com.au

You will need:

¡	your Control Number (located on your Voting Instruction Form); and

¡	your SRN or HIN for your holding; and

¡	your postcode as recorded in the Company’s register.

If you lodge the Voting Instruction Form in accordance with these instructions, you will be taken to have signed it.

For your vote to count, your completed Voting Instruction Form must be received by Computershare no later than 7:00pm (Sydney time) / 10:00am (Dublin time) on Wednesday, 12 August 2015. You will not be able to vote your Shares by way of teleconference.

Option B – If you are (or your Nominated Proxy is) attending the AGM

If you would like to attend the AGM or appoint a Nominated Proxy to attend the AGM on your behalf, and vote in person, you may use a Voting Instruction Form to direct CDN to nominate:

(a)	you or another person nominated by you (who does not need to be a shareholder) as a Nominated Proxy; and

(b)	the Company Secretary in the event the Nominated Proxy does not attend the AGM,

as proxy to vote the Shares underlying your holding of CUFS on behalf of CDN in person at the AGM in Dublin.

If the Nominated Proxy does not attend the AGM, the Company Secretary will vote the Shares in accordance with the instructions on the Voting Instruction Form or, for undirected proxies, in accordance with the Nominated Proxy’s written instructions. If the Nominated Proxy does not provide written instructions to the Company Secretary care of Computershare by facsimile to 1300 534 987 from inside Australia, or +61 3 9473 2408 from outside Australia, or by email to jhxmeetings@computershare. com.au by the earlier of (i) the time of commencement of voting on the resolutions at the AGM and (ii) 7:30am (Dublin time) / 4:30pm (Sydney time) on Friday, 14 August 2015, then the Company Secretary intends voting in favour of all of the resolutions.

For your proxy appointment to count, your completed Voting Instruction Form must be received by Computershare no later than 7:00pm (Sydney time) / 10:00am (Dublin time) on Wednesday, 12 August 2015.

To obtain a free copy of CDN’s Financial Services Guide (FSG), or any Supplementary FSG, go to http://www.asx.com.au/documents/settlement/CHESS_Depositary_Interests.pdf or phone 131279 from within Australia or +61 2 9338 0000 from outside Australia to ask to have one sent to you.

If you submit a completed Voting Instruction Form to Computershare, but fail to select either of Option A or Option B, you are deemed to have selected Option A.

Voting if you hold ADRs:

The depositary for ADRs held in the Company’s ADR program is Deutsche Bank Trust Company Americas (Deutsche Bank). Deutsche Bank will send this Notice of Meeting to ADR holders on or about 15 July 2015 and advise ADR holders how to give their voting instructions. To be eligible to vote, ADR holders must be the registered or beneficial owner as at 5:00pm US Eastern Daylight Time (US EDT) on 7 July 2015 (the ADR record date). Deutsche Bank must receive any voting instructions, in the form required by Deutsche Bank, no later than 5:00pm (US EDT) on 4 August 2015.

Deutsche Bank will endeavour, as far as is practicable, and permitted under applicable law, to instruct that the Shares ultimately underlying the CUFS represented by ADRs are voted in accordance with the instructions received from ADR holders. If an ADR holder does not submit any voting instructions, the Shares ultimately underlying the CUFS represented by the ADRs held by that holder will not be voted.

If you do not provide voting instructions, the Shares underlying your ADRs will not be voted on any resolution for which a broker does not have discretionary authority to vote. Under NYSE rules, brokers that are NYSE member organisations are prohibited from directing the voting of the Shares underlying ADRs held in customer accounts on matters relating to non-routine matters (such as executive compensation and director elections) if they have not received voting instructions from the beneficial holders.

Accordingly, if you are the beneficial owner of Shares underlying ADRs, and your broker holds your ADRs in its name, then you must instruct your broker as to how to vote your Shares. Otherwise, your broker may not vote your Shares. If you do not give your broker voting instructions and the broker does not vote your Shares, this is a “broker non-vote” which is treated as an abstention and does not count toward determining the votes for / against the resolution.

Voting if you are a Nominated Proxy:

If you are a Nominated Proxy and you do not attend and vote at the AGM, the Company Secretary will vote the Shares in accordance with the instructions on the Voting Instruction Form or, for undirected proxies, in accordance with your written instructions. If you wish to direct the Company Secretary how to vote any undirected proxies, you must submit your written instructions to the Company Secretary by no later than the earlier of (i) the time of commencement of voting on the resolutions at the AGM and (ii) 7:30am (Dublin time) / 4:30pm (Sydney time) on Friday, 14 August 2015, otherwise, if you have not provided written instructions to the Company Secretary by such time, then the Company Secretary intends voting in favour of all of the resolutions.

LODGEMENT INSTRUCTIONS

Completed Voting Instruction Forms may be lodged with Computershare using one of the following methods:

(a)	by post to GPO Box 242, Melbourne, Victoria 3001, Australia; or

(b)	by delivery to Computershare at Level 5, 115 Grenfell Street, Adelaide SA 5000, Australia; or

(c)	online at www.investorvote.com.au; or

(d)	for Intermediary Online subscribers only (custodians), online at www.intermediaryonline.com; or

(e)	by facsimile to 1800 783 447 from inside Australia or +61 3 9473 2555 from outside Australia.

Written instructions to the Company Secretary (if required) may be lodged by the Nominated Proxy with Computershare using one of the following methods:

(a)	by facsimile to 1300 534 987 from inside Australia, or +61 3 9473 2408 from outside Australia; or

(b)	by email to jhxmeetings@computershare.com.au.

If the Nominated Proxy is a corporate and the written instructions will be submitted by a representative of the corporate, the appropriate ‘Certificate of Appointment of Corporate Representative’ form will need to be provided along with the written instructions.

A form of certificate may be obtained from Computershare or online at www.investorcentre.com under the help tab and then click on ‘Need a Printable Form’.

NO VOTING AVAILABLE IN AGM

TELECONFERENCE

You will not be able to vote by way of teleconference. If you wish for your vote to count, you must follow the instructions set out above.

JAMES HARDIE NOTICE OF MEETING 2015            5

TERMINOLOGY

References to shareholders in this Notice of Meeting, including these Explanatory Notes, include references to all the shareholders of the Company acting together, and include holders of CUFS, holders of ADRs, holders of Shares and members of the Company within the meaning of the Irish Companies Acts, except where describing how each group of shareholders may cast their votes.

RESOLUTION 1 – FINANCIAL STATEMENTS AND REPORTS FOR FISCAL YEAR 2015

Resolution 1 asks shareholders to receive and consider the financial statements and the reports of the Board and external auditor for the year ended 31 March 2015. This resolution will also involve the review by the members of the Company’s affairs. The financial statements which are the subject of Resolution 1 are those prepared in accordance with Irish law, US Generally Accepted Accounting Principles (US GAAP) (to the extent that the use of those principles in the preparation of the financial statements does not contravene any provision of Irish law) and Accounting Standards issued by the Accounting Standards Board and promulgated by the Institute of Chartered Accountants in Ireland (Generally Accepted Accounting Practice in Ireland), as distinct from the US GAAP consolidated financial statements of the James Hardie Group as set out in the Company’s 2015 Annual Report.

A brief overview of the financial and operating performance of the James Hardie Group during the year ended 31 March 2015 will be provided during the AGM. Copies of the James Hardie Group’s consolidated Irish financial statements are available free of charge either:

(a)	at the AGM in Dublin, Ireland;

(b)	at the Company’s registered Irish office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, Ireland;

(c)	at the Company’s registered Australian office at Level 3, 22 Pitt Street, Sydney NSW; or

(d)	on the Company’s Investor Relations website, http://www.ir.jameshardie.com.au/.

Recommendation

The Board believes it is in the interests of shareholders that the financial statements and the reports of the Board and external auditor for the year ended 31 March 2015 be received and considered, and recommends that you vote in favour of Resolution 1.

RESOLUTION 2 – REMUNERATION REPORT FOR FISCAL YEAR 2015

Resolution 2 asks shareholders to consider and receive the Remuneration Report for the year ended 31 March 2015. The Company is not required to produce a remuneration report or to submit it to shareholders under Irish, Australian or US law or regulations. However, taking into consideration the Company’s

Australian shareholder base and ASX listing, the Company has voluntarily produced a remuneration report for non-binding shareholder approval for some years and currently intends to continue to do so. This report provides information on the Company’s remuneration practices in fiscal year 2015 and also voluntarily includes an outline of the Company’s proposed remuneration framework for fiscal year 2016.

A copy of the Company’s Remuneration Report is available free of charge:

(a)	at the AGM in Dublin, Ireland;

(b)	at the Company’s registered Irish office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, Ireland;

(c)	at the Company’s registered Australian office at Level 3, 22 Pitt Street, Sydney NSW; or

(d)	on the Company’s Investor Relations website, http://www.ir.jameshardie.com.au/.

Although this vote does not bind the Company, the Board intends to take the outcome of the vote into consideration when considering the Company’s future remuneration policy.

Recommendation

The Board believes it is in the interests of shareholders that the Company’s Remuneration Report for the year ended 31 March 2015 be received and considered, and recommends that you vote in favour of Resolution 2.

RESOLUTION 3 – ELECTION / RE-ELECTION OF DIRECTORS

As part of their review of the composition of the Board, the Board and the Nominating and Governance Committee considered the desired profile of the Board, including the right number, mix of skills, qualifications, experience, expertise, diversity and geographic location of its directors, to maximise the effectiveness of the Board. The Board and Nominating and Governance Committee work together to ensure the Company puts in place appropriate mechanisms for Board renewal.

Resolution 3(a) asks shareholders to consider the election of Andrea Gisle Joosen to the Board.

Resolutions 3(b), 3(c) and 3(d) ask shareholders to consider the re-election of Brian Anderson, Alison Littley and James Osborne to the Board.

The Company’s Articles of Association require that one-third of the directors subject to re-election (other than any directors appointed by the Board during the year) will retire at each AGM, with re-election possible after each term. Brian Anderson, Alison Littley and James Osborne will retire at the 2015 AGM and each offers himself or herself for re-election.

Profiles of the candidates follow:

Andrea Gisle Joosen MSc, BSc Age 51 Andrea Gisle Joosen was appointed as an independent non-executive director of the Company in March 2015. She is a member of the Audit Committee.

Experience: Ms Gisle Joosen is an experienced former executive with extensive experience in marketing, brand management and business development across a range of different consumer businesses. Her former roles include Chief Executive of Boxer TV Access AB in Sweden and managing director (Nordic region) of Panasonic, Chantelle AB and Twentieth Century Fox. Her early career involved several senior marketing roles with Procter & Gamble and Johnson & Johnson.

Ms Gisle Joosen has an MSc in International Marketing & BSc in Business Administration from Copenhagen Business School, Denmark.

Directorships of listed companies in the past five years:

Current - Director of BillerudKorsnas AB (since 2015); Director of Dixons Carphone plc (since 2014); Director of ICA Gruppen AB (since 2010); Former - Director of Dixons Retail plc (2012-2013).

Last elected: Appointed to the Board in March 2015. Will stand for election at 2015 AGM

Brian Anderson

BS, MBA, CPA

Age 64

Brian Anderson was initially appointed as an independent non-executive director of the Company in December 2006. He is Chairman of the Audit Committee and a member of the Remuneration Committee.

Experience: Mr Anderson has extensive financial and business experience at both executive and board levels. He has held a variety of senior positions, with thirteen years at Baxter International, Inc., including Corporate Vice President of Finance, Senior Vice President and Chief Financial Officer (1997-2004) and, more recently, Executive Vice President and Chief Financial Officer of OfficeMax, Inc. (2004-2005). Earlier in his career, Mr Anderson was an Audit Partner of Deloitte & Touche LLP (1986-1991).

Directorships of listed companies in the past five years:

Current – Chairman (since 2010) and Director (since 2005) of A.M. Castle & Co.; Director of PulteGroup (since 2005); Director (since 1999) of W.W. Grainger, Inc.; Former – Lead Director (2011-2014) of W.W. Grainger, Inc.

Last elected: August 2012

Alison Littley

BA, FCIPS

Age 53

Alison Littley was initially appointed as an independent non-executive director of the Company in February 2012. She is a member of the Audit Committee and the Remuneration Committee.

Experience: Ms Littley has substantial experience in multinational manufacturing and supply chain operations, and she brings a strong international leadership background building effective management teams and third party relationships. She has held a variety of positions, most recently as Chief Executive of Buying Solutions, a UK Government Agency responsible for procurement of goods and services on behalf of UK government and public sector bodies (2006-2011). She has previously held senior management roles in Diageo plc (1999-2006) and Mars, Inc. (1981-1999). She serves on the Board of Weightmans LLP, a UK law firm and TG Eakin Ltd, a medical device company.

Directorships of listed companies in the past five years: None

Last elected: August 2012

James Osborne

BA Hons, LLB

Age 66

James Osborne was initially appointed as an independent non-executive director of the Company in March 2009. He is a member of the Nominating and Governance Committee.

Experience: Mr Osborne is an experienced company director with a strong legal background and a considerable knowledge of international business operations in North America and Europe. His career includes 35 years with the leading Irish law firm, A&L Goodbody, in roles which included opening the firm’s New York office in 1979 and serving as the firm’s managing partner (1982-1994). He has served as a consultant to the firm since 1994. Mr Osborne also contributed to the listing of Ryanair in London, New York and Dublin and continues to serve on Ryanair’s board.

Directorships of listed companies in the past five years:

Current – Director of Ryanair Holdings plc (since 1996); Former – Chairman of Independent News & Media (2011-2012), Chairman of Newcourt Group plc (2004-2009).

Last elected: August 2012

Recommendation

The Board, on the recommendation of the Nominating and Governance Committee, believes it is in the interests of shareholders that Andrea Gisle Joosen be elected as a director of the Company and recommends that you vote in favour of Resolution 3(a).

The Board, having assessed the performance of Brian Anderson, Alison Littley and James Osborne, and on the recommendation of the Nominating and Governance Committee, believes it is in the interests of shareholders that each of the individuals referred to above be re-elected as a director of the Company, and recommends (with Brian Anderson, Alison Littley and James Osborne each abstaining from voting in respect of their own election) that you vote in favour of Resolutions 3(b), 3(c) and 3(d).

RESOLUTION 4 – AUTHORITY TO FIX THE EXTERNAL AUDITOR’S REMUNERATION

Resolution 4 asks shareholders to give authority to the Board to fix the external auditor’s remuneration. Ernst & Young LLP were first appointed external auditors for the James Hardie Group for the year ended 31 March 2009. A summary of the external auditor’s remuneration during the year ended 31 March 2015 as well as non-audit fees paid to Ernst & Young LLP are set out on page 143 of the 2015 Annual Report. The Audit Committee periodically reviews Ernst & Young LLP’s performance and independence as external auditor and reports its results to the Board. A summary of Ernst & Young LLP’s interaction with the Company, the Board and the Board Committees is set out on pages 55 and 56 of the 2015 Annual Report.

Recommendation

The Board believes it is in the interests of shareholders that the Board be given authority to fix the external auditor’s remuneration for the fiscal year ended 31 March 2016 and recommends, on the recommendation of the Audit Committee, that you vote in favour of Resolution 4.

JAMES HARDIE NOTICE OF MEETING 2015            7

EXPLANATORY NOTES CONTINUED

RESOLUTION 5 – RE-APPROVAL OF THE JAMES HARDIE INDUSTRIES LONG TERM INCENTIVE PLAN 2006

Resolution 5 asks shareholders to re-approve the 2006 LTIP, subject to certain amendments. The 2006 LTIP was originally approved at the 2006 AGM and was re-approved by shareholders with certain amendments at each of the 2008, 2009 and 2012 AGMs.

The 2006 LTIP provides for a range of potential entitlements to be paid to executives who are eligible to participate in the 2006 LTIP (Executives or Participants). One of the Participants is Louis Gries, the CEO. The benefits to be provided to the CEO under the 2006 LTIP in respect of fiscal year 2016 are the subject of Resolutions 6 and 7.

Overview of the 2006 LTIP

The 2006 LTIP is a key component of the Company’s compensation arrangements for Executives. It provides flexibility in the type of equity award which can be used to deliver long-term shareholder alignment. The Board believes that this flexibility is important given the Company’s international operations and will continue to allow it to tailor rewards to Executives and maximise returns to shareholders over the long-term by:

¡	aligning the interests of Executives and shareholders;

¡	matching Executive rewards under the 2006 LTIP with the long-term performance of the Company; and

¡	helping to attract and retain Executives.

Under the 2006 LTIP, the Company may offer eligible Executives both cash-settled awards (Awards) and stock-settled RSUs (together referred to as Entitlements).

Operation of the 2006 LTIP

The rules of the 2006 LTIP (Plan Rules) explain the general terms of the 2006 LTIP which apply to grants of each type of Entitlement. The Plan Rules include a separate sub-plan (Sub-Plan) setting out the terms and conditions for each type of Entitlement, as well as a separate Sub-Plan with additional conditions that apply to offers of Entitlements to US Executives.

Selected Executives will be granted either a specified number of Entitlements, or a number of Entitlements calculated by reference to a US$ amount of long-term incentive and the fair value of the Entitlement to be granted. A grant of Entitlements under the 2006 LTIP is subject to the Plan Rules and the terms of the specific grant. The Board administers the 2006 LTIP in accordance with the Plan Rules and the terms and conditions of the specific grants to Executives.

General

The term “Shares” as used in Resolutions 5 to 7 (and in the Explanatory Notes accompanying Resolutions 5 to 7) includes CUFS.

The Shares which may be earned under the various entitlements may be issued as new Shares or purchased by the Company on-market.

The Company will not provide loans in relation to the issue of Entitlements under the 2006 LTIP.

For the purpose of satisfying ASX Listing Rule requirements, the information disclosed in respect of the 2006 LTIP applies to Resolution 5 through 7 inclusive.

Specific provisions under US law

US law contains specific provisions dealing with compensation for Executives, which are relevant to the Company. Consequently, since a number of Participants in the 2006 LTIP have been and will be US Executives, a separate Sub-Plan with additional conditions applicable to US Executives is provided. Generally, the 2006 LTIP is designed to comply with, or to document exemption from applicable US tax laws and regulations, so as to avoid potential adverse tax consequences that may result from non-compliance.

Grants of Entitlements and performance hurdles

The vesting of Entitlements granted to all Participants under the 2006 LTIP may be conditional on the achievement of performance hurdles set out in the terms of the specific grant.

Proposed Amendments to Plan Rules

It is proposed to amend the Plan Rules for the 2006 LTIP in order to:

¡	reflect the Company’s conversion to an Irish public limited company;

¡	remove the technical requirement for an Executive to also make an application to give effect to a grant of Entitlements;

¡	clarify the eligibility criteria for a grant of an Entitlement;

¡	make necessary changes for compliance with, or exemption from, certain US tax laws and regulations, which are applicable or may become applicable if the Company were to become a US Non-Exempt Issuer in the future; and

¡	effect certain other administrative and other drafting changes.

The term “US Non-Exempt Issuer” means a determination by the Company that it no longer meets the qualifications of a foreign private issuer under Rule 3b-4 of the US Exchange Act.

A copy of the Plan Rules highlighting the proposed amendments is available free of charge:

(a)	at the AGM in Dublin, Ireland;

(b)	at the Company’s registered Irish office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, Ireland;

(c)	at the Company’s registered Australian office at Level 3, 22 Pitt Street, Sydney NSW; or

(d)	on the Company’s Investor Relations website, http://www.ir.jameshardie.com.au/.

A summary of the Plan Rules as proposed to be amended is set out below.

Brief summary of each Sub-Plan

The following is a brief summary of the operation of each of the Sub-Plans.

Award Sub-Plan

The Award Sub-Plan involves cash-settled awards rather than the acquisition of securities by Executives. A grant of Awards to a particular Executive is subject to the Plan Rules and the terms of the specific grant.

As the Award Sub-Plan does not involve any issue of securities by the Company, shareholder approval of this aspect of the 2006 LTIP is not required. However, it is included here for the information of shareholders. In general, the terms and conditions for grants of Awards are the same as those for grants of RSUs (described below).

More information about the grant of Awards which are proposed to be made during fiscal year 2016 is set out in the Remuneration Report.

RSU Sub-Plan

A summary of the terms and conditions that apply specifically to RSUs is set below.

Entitlement – Each RSU granted to an Executive will entitle the Executive to be issued or transferred one Share, subject to the RSU vesting. The Company may put the Executive in contact with a broker who will arrange with the Executive to sell the Shares and provide the cash proceeds on or after the date the RSU has vested.

Price payable by an Executive to Company on issue of the RSU and on vesting of RSU is zero – RSUs will be granted to the Executive for no consideration. Executives will be entitled to receive Shares upon vesting of their RSUs for no consideration.

Transferability / assignability – RSUs cannot be transferred or assigned by an Executive except in limited circumstances.

Sub-division, consolidation, reduction or return – If the Company conducts any share capital re-organisation, including by sub-dividing, consolidating, reducing or returning capital, the Board may make an appropriate and proportionate adjustment to the number of Shares which will be issued or transferred upon vesting of an RSU in accordance with any applicable ASX Listing Rules.

Voting, participation and dividend entitlements – RSUs carry no entitlement to vote, participate in new issues of Shares or accrue dividends.

When RSUs lapse – Each grant of RSUs will have an expiry date. Depending on the circumstances in which an Executive ceases employment with the Company or a related body corporate prior to the end of the RSU vesting period, unvested RSUs will, unless the terms of grant state otherwise, lapse or vest as follows:

¡	voluntary resignation or termination for cause – any unvested RSUs will be forfeited.

¡	other reasons, including death, retirement, permanent disability or termination not for cause – a pro-rata number of unvested RSUs will lapse automatically on the relevant day, calculated based on the formula:

D = C x (A / B)

where:

A = the number of months from the relevant event to, depending on the type of RSU, the date of vesting (for RSUs with time vesting) or the first testing date (for RSUs with a performance hurdle);

B = depending on the type of RSU, the vesting period calculated in months (for RSUs with time vesting) or the number of months from the date the RSU was granted until the first testing date (for RSUs with a performance hurdle);

C = the number of RSUs in the relevant tranche; and

D = the number of RSUs which lapse automatically.

All of the remaining unvested RSUs will lapse at the earlier of 24 months after the relevant event or the date they would have expired had the former Executive remained employed by the Company, unless the Board reasonably determines that the RSUs have lapsed (and provides notice to that effect to the former Executive, or in the event of an Executive’s death, the estate of the former Executive).

Control Event –

¡	if a Control Event occurs prior to the RSUs vesting, the Board may determine at its absolute discretion, and subject to any conditions that it determines, that all or a portion of the RSUs have vested; and

¡	any RSUs held by a Participant which the Board has not accelerated so that they are vested following a Control Event will lapse, and the Executive will be treated as having never held any right or interest in those RSUs.

For these purposes “Control Event” means any of the following:

¡	a takeover bid is made to acquire the whole of the issued ordinary share capital of the Company and the takeover bid is recommended by the Board or becomes unconditional;

¡	a transaction is announced by the Company which, if implemented, would result in a person owning all the issued Shares in the Company;
¡	a person owns or controls sufficient Shares to enable them to influence the composition of the Board; or

¡	any other similar event has occurred or is likely to occur (including, but not limited to, a merger of the Company with another company), which the Board determines, in its absolute discretion, to be a Control Event.

Board discretion – The Board may in its absolute discretion (on any conditions which it thinks fit) decide that some or all of the unvested RSUs held by an Executive do not lapse, but lapse at a time and subject to any conditions it may specify by notice to the Executive, which may include that the RSU will vest immediately or at some time in the future depending on satisfaction of performance hurdles. The Board will not exercise this discretion in circumstances where the Executive is terminated for cause (including for fraud or dishonesty). The Board may delegate the discretion to the Remuneration Committee.

Sub-Plan relating to grants to US Executives

A summary of the key features of the long-term incentive arrangements for grants of Awards and / or RSUs to US Executives is set out below. A grant under this Sub-Plan to a particular US Executive is subject to the Plan Rules and≈the terms of the specific grant.

Awards – The Sub-Plan provides for grants of cash-settled Awards to US Executives.

RSUs – The Sub-Plan provides for grants of RSUs to US Executives.

Restrictions – The Sub-Plan sets out a number of restrictions in relation to grants to US Executives, which affect the term, time, form and method of settlement and form and timing of payment of any such grant. There are also particular restrictions relating to US-specific revenue and taxation law.

Performance Hurdles – The Remuneration Committee, in its discretion, may determine at the time an Award or RSU is granted to an Executive who is, or is likely to be, as of the end of the tax year in which the Company would claim a tax deduction in connection with such Award or RSU, a “covered employee” under section 162(m) of the US Internal Revenue Code, that such grants of Entitlements be subject to one or more of the following performance hurdles: (1) earnings per share; (2) revenues or margins; (3) cash flow; (4) operating margin; (5) return on net assets, investment, capital or equity; (6) economic value added; (7) direct contribution; (8) net income; pre-tax earnings; earnings before interest and taxes (EBIT); earnings before interest, taxes, depreciation and amortization; earnings after interest expense and before extraordinary or special items; operating income; income before interest income or expense; unusual items and income taxes, local, state or federal and excluding budgeted and actual bonuses which might be paid under any ongoing bonus plans of the Company; (9) working capital; (10) management of fixed costs and / or variable costs; (11) identification or consummation of investment opportunities and / or completion of specified projects in accordance with corporate business plans, including growing the sales of differentiated products, strategic mergers, acquisitions or divestitures; (12) total shareholder return; (13) credit facility and liquidity management; (14) market share; (15) entry into new markets, either geographically and / or by business unit; (16) customer retention and satisfaction; (17) strategic plan development and implementation, including turnaround plans; (18) the Fair Market Value of a share; (19) primary demand growth or growth against “wood look” products; (20) achievement of environmental / waste goals; (21) achievement of safety goals; (22) resolution of legacy issues; (23) achievement of talent development / management goals; and / or (24) improving manufacturing efficiency.

Any of the above goals may be determined on an absolute or relative basis or as compared to the performance of a published or special index deemed applicable by the Remuneration Committee including, but not limited to, the Standard & Poor’s 500 Stock Index or group of companies that are comparable to the Company.

JAMES HARDIE NOTICE OF MEETING 2015            9

EXPLANATORY NOTES CONTINUED

The Remuneration Committee shall exclude the impact of an event or occurrence which the Remuneration Committee determines should appropriately be excluded including without limitation (i) restructuring, discontinued operations, extraordinary items, and other unusual or non-recurring charges, (ii) an event either not directly related to the operations of the Company or not within the reasonable control of the Company’s management, and / or (iii) a change in accounting standards required by generally accepted accounting principles.

Terms – The Sub-Plan incorporates the other Sub-Plans, subject to the extent of any inconsistency.

Limits on number of Shares that can be issued

The Board will not grant RSUs if the aggregate number of Shares involved, when added to the number of Shares which would be issued if all outstanding RSUs vested, (but disregarding grants made or Shares issued to a person, where the person was situated outside Australia at the time the offer was made) would exceed 5% of the total number of issued Shares at the date on which the Board proposed to grant RSUs.

In the event the Company becomes a US Non-Exempt Issuer, the term of the 2006 LTIP will be limited to 10 years from the date the Company becomes a US Non-Exempt Issuer.

Administration of the 2006 LTIP

Any power or discretion which is conferred on the Board under the 2006 LTIP may be delegated by the Board to a committee consisting of directors, other officers, or employees of the Company as the Board thinks fit.

The Remuneration Committee has the authority to interpret the 2006 LTIP and any documents used to evidence Entitlements, to determine the terms and conditions of Entitlements, and to make all other determinations necessary or advisable for the administration of the 2006 LTIP.

Shareholder approval

If the ASX Listing Rules require shareholder approval for the granting of Entitlements, no Entitlements will be granted before that approval is obtained.

Previous Allotments

Since the 2006 LTIP was last approved by shareholders at the 2012 AGM, the following RSU grants have been made:

	FY2013	FY2014	FY2015
ROCE RSUs	450,336	461,019	403,716
Relative TSR RSUs	432,654	489,888	459,317

Summary of the reasons for seeking shareholder approval

Shareholder approval of the 2006 LTIP is sought for all purposes under the Listing Rules of ASX. Under ASX Listing Rule 7.1 the Company may not issue Shares in respect of more than 15% of its issued share capital in any 12-month period without shareholder approval (subject to limited exceptions). Where shareholders have approved the issue of Shares under an employee share plan within the three years preceding the issue pursuant to the exception in ASX Listing Rule 7.2 Exception 9, as an exception to ASX Listing Rule 7.1 those Shares would not be counted towards the 15% limit.

As the 2006 LTIP was most recently approved in its entirety at the 2012 AGM, shareholder approval is sought for the continued grant of Entitlements and issue of Shares generally under the 2006 LTIP (as amended).

Recommendation

The Board believes that the 2006 LTIP (as amended) is an appropriately designed equity-based employee incentive scheme, capable of attracting, motivating and retaining key executives and driving the improved performance of the Company, and recommends that you vote in favour of Resolution 5.

RESOLUTION 6 – GRANT OF ROCE RSUs

Resolution 6 asks shareholders to approve the grant of ROCE RSUs under the 2006 LTIP to the CEO, Louis Gries.

A summary of the terms and conditions of the 2006 LTIP is set out in the Explanatory Notes in respect of Resolution 5.

For fiscal year 2016, the Remuneration Committee has allocated the Long-Term Incentive (LTI) target of the CEO (and each senior executive) between three separate components to ensure that reward is based on a diverse range of factors which validly reflect longer term performance:

¡	40% to ROCE RSUs – an indicator of James Hardie’s capital efficiency over time;

¡	30% to Relative TSR RSUs – an indicator of James Hardie’s performance relative to its US peers; and

¡	30% to Scorecard LTI – an indicator of each senior executive’s contribution to James Hardie achieving its long-term strategic goals.

The Board and the Remuneration Committee believe that separating the LTI target between these three components provides an appropriate incentive to ensure senior executives focus on the key areas which will drive shareholder value creation over the medium and long-term.

As the Board and Remuneration Committee believe the LTI program as designed is achieving the stated objectives, and that management understands the current program and continues to be motivated by it, the LTI components for fiscal year 2016 are materially consistent with the components for fiscal year 2015.

Reasons for ROCE RSUs

ROCE RSUs convert to Shares if James Hardie’s ROCE performance meets or exceeds ROCE performance hurdles over a three year period, subject to the exercise of negative discretion by the Remuneration Committee.

The Company introduced ROCE RSUs in fiscal year 2013 once the US housing market had stabilised to an extent which permitted the setting of multi-year financial metrics. As the Company funds capacity expansions and market initiatives in the US and Australia, it is important that management focuses on ensuring that the Company continues to achieve strong ROCE results while pursuing growth.

Changes for fiscal year 2016

The key aspects of the ROCE RSUs are largely unchanged from fiscal year 2015. The only change proposed for fiscal year 2016 is to increase the ROCE performance hurdles.

Key aspects of ROCE RSUs

Goal Setting: ROCE performance hurdles for the ROCE RSUs are based on historical results and take into account the forecasts for the Asia Pacific and US housing markets. No ROCE RSUs will vest unless performance is above the average of ROCE for fiscal years 2013 to 2015. By way of reference, the three-year average ROCE result for fiscal years 2013, 2014 and 2015 was 22.9%.

ROCE Definitions: The ROCE measure will be determined by dividing EBIT by Capital Employed.

The EBIT component of the ROCE measure will be determined as follows. Earnings before interest and taxation as reported in the Company’s financial results, adjusted by:

¡	deducting the earnings impact of legacy issues (such as asbestos adjustments); and

¡	adding back asset impairment charges in the relevant period, unless otherwise determined by the Remuneration Committee. Since management’s performance will be assessed on the pre-impairment value of the Company’s assets, the Remuneration Committee would not normally deduct the impact of any asset impairments from the Company’s EBIT for the purposes of measuring ROCE performance.

The Capital Employed component of the ROCE measure will be determined as follows. Capital Employed will start with net working capital and fixed assets (net of depreciation), which already excludes legacy issue-related items such as asbestos-related assets and liabilities, as reported in James Hardie’s financial results, adjusted by:

¡	adding back asset impairment charges in the relevant period, unless otherwise determined by the Remuneration Committee, in order to align the Capital Employed with the determination of EBIT;

¡	adding back leasehold assets for manufacturing facilities and other material leased assets, which the Remuneration Committee believes give a more complete measure of the Company’s capital base employed in income generation; and

¡	deducting all greenfield construction-in-progress, and any brownfield construction-in-progress projects involving capacity expansion that are individually greater than US$20 million, until such assets reach commercial production and are transferred to the fixed asset register, in order to encourage management to invest in capital expenditure projects that are aligned with the long-term interests of the Company.

The ROCE performance hurdles will be indexed for changes to US and Australian addressable housing starts.

The resulting Capital Employed for each quarter of any fiscal year will be averaged to better reflect Capital Employed over the course of a year rather than at a certain point in time. The ROCE result to compare to the performance hurdles will be the average of James Hardie’s ROCE in fiscal years 2016, 2017 and 2018.

These definitions have been framed to ensure management is rewarded and held accountable for the aspects over which they have direct influence and control, while not discouraging management from recommending that James Hardie undertake investments that will provide for future Company growth.

Grant: The CEO will receive a grant equal to the maximum number of ROCE RSUs (200% of target). The number of Shares which actually vest in 2018 will depend on James Hardie’s ROCE performance in fiscal years 2016 to 2018 together with the Remuneration Committee’s exercise of negative discretion.

Performance Hurdle: The performance hurdles for ROCE RSUs granted in fiscal year 2016 (for performance in fiscal years 2016 to 2018) are:

ROCE	% OF ROCE RSUs VESTING
< 23.0%	0%
> 23.0%, but < 25.0%	25%
> 25.0%, but < 27.5%	50%
> 27.5%, but < 28.5%	75%
> 28.5%	100%

These performance hurdles can be indexed up or down to the extent that changes in the US and Australian housing market and / or US repair and remodel market are higher or lower than those assumed in James Hardie’s fiscal years 2016-2018 business plan.

The earnings component of ROCE performance targets are predicated on assumptions in market growth. Market growth in our primary markets has two main components – independent third party sourced data for new housing starts, and an independent third party data sourced index for the repair and remodel market. These two main components are blended for an index of market growth. The corresponding earnings component of ROCE performance targets may then be adjusted for the market growth index if they vary from the original assumptions of market growth. Additionally, Board discretion may also be applied to adjust index outcomes for factors such as external assessments of James Hardie product category market share changes.

Performance period: The overall performance period is three years. The ROCE RSUs vest three years after they are granted (which is expected to occur in September 2015), subject to the exercise of negative discretion by the Remuneration Committee.

Conditions and negative discretion: In 2018, the Remuneration Committee will review James Hardie’s performance over the performance period and may exercise negative discretion to reduce the number of ROCE RSUs that would otherwise vest under the ROCE vesting scale above based on the quality of the ROCE returns balanced against management’s delivery of market share growth and performance against the Scorecard. The Remuneration Committee can only exercise negative discretion. It cannot be applied to enhance the reward that can be received. The potential to exercise negative discretion allows the Remuneration Committee to ensure that ROCE returns are not obtained at the expense of long-term sustainability.

The Scorecard includes a number of longer-term measures which the Remuneration Committee believes are important contributors to long-term creation of shareholder value. Each year the Remuneration Committee approves a number of key objectives and the measures it expects to see achieved for each of these objectives. The fiscal year 2016 Scorecard applicable for the grants of ROCE RSUs (and Scorecard LTI) is set out in the 2015 Remuneration Report. The Remuneration Committee considers the goals to be reflective of James Hardie’s overall long-term goals.

The CEO’s rating ultimately depends on the Remuneration Committee’s assessment (and the Board’s review) of his contribution to the Company in meeting the Scorecard objectives. Although most of the objectives in the Scorecard have quantitative targets, the Company has not allocated a specific weighting to any and the final Scorecard assessment and exercise of negative discretion (if any) will involve an element of judgment by the Remuneration Committee. A different amount of negative discretion is likely to be applied when assessing the CEO’s performance for the Scorecard LTI grants (which only include consideration of Scorecard measures) and ROCE RSUs grants (which involve a broader assessment of the quality of James Hardie’s results).

Worked Example

The following example uses the CEO’s LTI fiscal year 2016 target quantum of US$4.0 million and assumes for illustrative purposes, a 3-year average ROCE performance of 28%.

At grant date the LTI quantum granted to the CEO in ROCE RSUs is:

$4.0 million LTI target x 40% of LTI target issued in ROCE RSUs x 200% maximum leverage = US$3.2 million to be granted in ROCE RSUs.

At a value of US$12.50 / share, this is equivalent to a grant of 256,000 ROCE RSUs. Based on a 28.0% average ROCE result for the three year period to fiscal year 2018, 150% of target or 75% of the total ROCE RSUs granted would be eligible to vest:

256,000 RSUs x 75% = 192,000 ROCE RSUs

At the conclusion of the three-year performance period, the Remuneration Committee will review James Hardie’s performance (and decide whether to reduce the number of ROCE RSUs which vest based on its negative discretion).

For indicative purposes, assuming that the Remuneration Committee determines that 50% (rather than the 75% based on performance against the ROCE performance hurdles) of the CEO’s total ROCE RSUs should vest, the CEO would receive:

256,000 RSUs x 50% = 128,000 ROCE RSUs

JAMES HARDIE NOTICE OF MEETING 2015            11

EXPLANATORY NOTES CONTINUED

Maximum and actual number of ROCE RSUs

The maximum number of Shares and ROCE RSUs for which approval is sought under this Resolution 6 is based on the grant that would be made if James Hardie’s performance warranted the maximum possible award for fiscal year 2016 (i.e. 200% of LTI target) and the Remuneration Committee did not exercise any negative discretion to reduce the number of ROCE RSUs which ultimately are to vest and convert into Shares.

The actual number of ROCE RSUs granted will be determined by dividing the maximum dollar amount granted under the ROCE RSUs portion of the LTI target (which is 200% of LTI target) by James Hardie’s share price over the twenty trading days preceding the date of grant, subject to the maximum specified in the resolution. In the unlikely event the grant calculation returns an actual number of ROCE RSUs to be granted that is greater than the maximum number of Shares for which approval is sought under this Resolution 6, James Hardie may grant a cash settled Award equal in value to the number of ROCE RSUs which exceed the maximum number of Shares. Any Award made will vest on the same criteria as set forth above and would only vest in the event the ROCE RSU grant vests in full.

Previous grants

The number of ROCE RSUs granted to the CEO in the past three years is:

		MAXIMUM
	NUMBER	APPROVED BY
DATE OF GRANT	GRANTED	SHAREHOLDERS
16 Sep 2014	232,980	322,225
16 Sep 2013	278,393	368,174
14 Sep 2012	284,916	406,185

General

ROCE RSUs will be granted in accordance with the terms of the 2006 LTIP (as amended).

ROCE RSUs will be granted for no consideration and James Hardie will not provide loans to the CEO in relation to the grant of ROCE RSUs. Subject to the performance hurdles being met and the Remuneration Committee’s exercise of negative discretion (if any), the CEO will be entitled to receive Shares upon vesting of the ROCE RSUs for no consideration. ROCE RSUs will be granted to the CEO no later than 12 months after the passing of Resolution 6.

No director other than Mr Gries has received any grant under the 2006 LTIP since the last annual general meeting and no director other than Mr Gries is eligible for further grants under the 2006 LTIP.

Summary of the legal requirements for seeking shareholder approval

ASX Listing Rule 10.14 provides that a listed company must not permit a director to acquire shares or rights to be issued shares under an employee incentive scheme without the approval of shareholders by ordinary resolution.

Recommendation

The Board believes it is in the interests of shareholders that the issue of ROCE RSUs over Shares to the CEO for fiscal year 2016 up to the number specified in Resolution 6 under the 2006 LTIP, subject to the above terms and conditions be approved, and recommends that you vote in favour of Resolution 6.

RESOLUTION 7 – GRANT OF RELATIVE TSR RSUs

Resolution 7 asks shareholders to approve the grant of Relative TSR RSUs to the CEO. Relative TSR RSUs convert to Shares if James Hardie’s TSR performance meets or exceeds the Relative TSR performance hurdles.

The Remuneration Committee has determined that 30% of the CEO’s LTI target quantum for fiscal year 2016 will be received in Relative TSR RSUs. This is unchanged from fiscal year 2015.

Key changes from fiscal year 2015

The key aspects of the Relative TSR RSUs are unchanged.

Key aspects of Relative TSR RSUs

Grant: The CEO will receive a grant equal to the maximum number of Relative TSR RSUs (200% of target). The number of Shares which actually vest depends on James Hardie’s Relative TSR performance compared to the performance hurdles.

Performance Hurdle: The performance hurdle vesting scale for fiscal year 2016 grants is:

PERFORMANCE AGAINST PEER GROUP	% OF RELATIVE TSR RSUs VESTED
< 40th Percentile	0%
40th Percentile	25%
40th – 60th Percentile	Sliding Scale
60th Percentile	50%
61st – 80th Percentile	Sliding Scale
>80th Percentile	100%

Peer Group: The Peer Group is comprised of other companies exposed to the US building materials market, which is the Company’s major market. The Remuneration Committee and the Board reviewed the composition of the Peer Group with the Company’s independent advisors, Aon Hewitt, and determined that no changes would be made for fiscal year 2016 with the exception of the removal of Texas Industries Inc., which was acquired by Martin Marietta Materials, Inc., consolidating two of the Company’s peers. The Peer Group for fiscal year 2016 is:

Acuity Brands, Inc	Louisiana-Pacific Corp	Sherwin Williams Co
American Woodmark Corp	Martin Marietta Materials Inc	Simpson Manufacturing Co., Inc
Apogee Enterprises, Inc	Masco Corporation	Trex Co., Inc
Armstrong World Indus, Inc	Mohawk Industries, Inc	USG Corp
Eagle Materials, Inc	Mueller Water Products, Inc	Valmont Industries, Inc
Fortune Brands, Home & Security Inc.	NCI Building Systems, Inc	Vulcan Materials Co
Headwaters, Inc	Owens Corning	Valspar Corporation
Lennox International, Inc	Quanex Building Products Corp	Watsco, Inc

Testing and performance period: The performance hurdle will be tested and the Relative TSR RSUs may vest after three years from the grant date.

For fiscal year 2016, the Remuneration Committee has retained two re-tests. The Remuneration Committee will continue to monitor the appropriate number of re-tests each year.

The performance hurdle will be re-tested (based on James Hardie’s performance against its Peer Group for the 20 trading days preceding the test date) on the fourth anniversary of the grant date and at the end of the 6-month period following the fourth anniversary (with each re-test extending the measurement period such that re-testing at the 54 month anniversary will be measured over a 54 month period).

Any Relative TSR RSUs that have not vested following the last re-test at the 54 month anniversary of the grant date will lapse.

Maximum and actual number of Relative TSR RSUs

The maximum number of Shares and Relative TSR RSUs for which approval is sought under this Resolution 7 is based on the grant that would be made if James Hardie equals or exceeds the 80th percentile of performance against the Peer Group and all the Relative TSR RSUs vest.

The actual number of Relative TSR RSUs granted will be determined by dividing the maximum dollar amount granted under the Relative TSR RSU portion of the LTI target (which is 200% of LTI target) by the value of the Relative TSR RSUs, using a Monte Carlo simulation, over the 20 trading days preceding the date of grant, subject to the maximum specified in the resolution. As with Resolution 6, in the unlikely event the grant calculation returns an actual number of Relative TSR RSUs to be granted that is greater than the maximum number of Shares for which approval is sought under this Resolution 7, James Hardie may grant a cash settled Award equal in value to the number of Relative TSR RSUs which exceed the maximum number of Shares. Any Award made will vest on the same criteria as set forth above and would only vest in the event the Relative TSR RSU grant vests in full.

Previous grants

The number of Relative TSR RSUs granted to the CEO in the past three years is:

			MAXIMUM
	NUMBER		APPROVED BY
DATE OF GRANT	GRANTED		SHAREHOLDERS
16 Sep 2014	260,346	(1)	260,346
16 Sep 2013	295,824		363,866
14 Sep 2012	273,732		381,253

(1)	A further 11,164 TSR Awards may be settled in cash based on the fair market value of our Shares on the relevant vesting date. This Award vests based on the same criteria established for the 16 September 2014 TSR RSU grant and would only vest in the event that the CEO’s TSR RSU grant vests in full.

General

Relative TSR RSUs will be granted in accordance with the terms of the 2006 LTIP (as amended) and on the basis set out in the Explanatory Notes.

Relative TSR RSUs will be granted for no consideration and James Hardie will not provide loans to the CEO in relation to the grant of Relative TSR RSUs. Subject to the performance hurdles being met, the CEO will be entitled to receive Shares upon vesting of the Relative TSR RSUs for no consideration. Relative TSR RSUs will be granted to the CEO within 12 months of the passing of Resolution 7.

No director other than Mr Gries has received any grant under the 2006 LTIP since the last annual general meeting and no director other than Mr Gries is eligible for further grants under the 2006 LTIP.

Summary of the legal requirements for seeking shareholder approval

The reason for seeking shareholder approval is the same as set out for Resolution 6.

Recommendation

The Board believes it is in the interests of shareholders that the grant of Relative TSR RSUs to the CEO under the 2006 LTIP subject to the above terms and conditions be approved, and recommends that you vote in favour of Resolution 7.

SPECIAL RESOLUTIONS 8 AND 9 – TO AMEND THE MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

Special Resolutions 8 and 9 are being proposed in response to the enactment of the Irish Companies Act 2014 which, in the main, was commenced with effect from 1 June 2015. The purpose of these resolutions is to amend the Memorandum of Association and adopt revised Articles of Association for the Company to take account of the comprehensive consolidation, with amendments, of company law in Ireland effected by the Irish Companies Act 2014 and to make some consequential and housekeeping changes.

An explanation of the changes which will be made by these resolutions is set out in the Appendix to this Notice of Meeting.

A copy of the Memorandum of Association and Articles of Association in the form amended by these resolutions is available free of charge either:

(a)	at the AGM in Dublin, Ireland;

(b)	at the Company’s registered Irish office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, Ireland;

(c)	at the Company’s registered Australian office at Level 3, 22 Pitt Street, Sydney NSW; or

(d)	on the Company’s Investor Relations website, http://www.ir.jameshardie.com.au/.

Recommendation

The Board believes it is in the interests of shareholders that the Memorandum of Association is amended and revised Articles of Association are adopted in response to the enactment of the Irish Companies Act 2014 and recommends that you vote in favour of Special Resolutions 8 and 9.

Note to CDN / Irish Registered Members

This note is only relevant to CDN and the six other members of the Company for the purposes of Irish law (together, the Irish Law Members) and is being provided in accordance with s.181(5) of the Irish Companies Act 2014 (the 2014 Act). Each of the Irish Law Members are entitled to appoint one or more proxies, using the form set out in section 184 of the 2014 Act, to attend, speak and vote at the AGM in their place. A proxy need not be a member of the Company. The proxy must be received at the Company’s registered office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, Ireland by 7:00am (Dublin time) on Friday 14 August 2015.

JAMES HARDIE NOTICE OF MEETING 2015            13

Explanation of Proposed Amendments to the Memorandum of Association and Articles of Association

1.   INTRODUCTION

The Irish Companies Act 2014 (the 2014 Act) became effective, in the main, on 1 June 2015 and as such, many provisions in the existing companies legislation in Ireland were altered. In addition, in practical terms, the new legislation dispensed with the existing optional model set of articles of association in favour of optional sections in the body of the legislation.

The purpose of Special Resolutions 8 and 9 is to make certain amendments to the Memorandum of Association of the Company and to adopt revised Articles of Association for the Company in order to ensure that the changes to Irish company law will not have an unintended effect on the Company’s constitutional documentation by altering how the provisions in the Memorandum of Association and Articles of Association are to be applied.

The adoption of the new Articles of Association would have the effect of automatically refreshing Article 9, thereby extending the directors’ authority to allot and issue shares and dis-applying statutory pre-emption rights in connection with the allotment of shares for cash consideration for a further five years.

As all of the changes described below are intended to preserve the status quo, it is therefore not considered necessary to vote separately on each amendment to the Memorandum of Association and Articles of Association.

2.   SPECIAL RESOLUTION 8

This special resolution is being proposed in order to make minor amendments to Clauses 2, 3(i)(d) and 3(ix) of the Memorandum of Association so as to update the statutory references in these Clauses in order to be consistent with the 2014 Act. It also provides for the subscription clause at the end of the Memorandum of Association to be moved to the end of the Articles of Association, as per Section 1006 and Schedule 9 of the 2014 Act.

3.   SPECIAL RESOLUTION 9

Under this special resolution, it is proposed to make the following amendments to the Articles of Association:

(a)	Articles 1, 6, 9, 48, 56, 106, 113, 140, 141(b), 151 and 157 contain references to sections of the former Companies Acts. This special resolution will amend these statutory references in order to be consistent with the corresponding provisions in the 2014 Act.

(b)	The 2014 Act adopts a new approach in regard to the articles of association of all companies. Instead of providing for an optional model set of articles of association as was done with Table A of the First Schedule of the Companies Act 1963 (“Table A”), the 2014 Act now contains specific sections which apply to all companies unless the articles of association specifically exclude them. As these provisions deal with matters which are already specified in the Company’s existing Articles of Association (which also disapply the model set of articles of association in Table A), it is necessary to include a new provision in the opening clause of the revised Articles of Association in order to disapply the optional sections of the 2014 Act. Table A is no longer relevant and as such it is no longer necessary to continue with its disapplication in Article 1(a). A summary of each of the sections of the 2014 Act which are therefore being specifically excluded by the new Article 1(a) is set out below:

(i)	Sections 43(2) and (3) deal with the use of the common seal of the Company. These sub-sections are being disapplied as equivalent, but more detailed, provision for use of the Company’s seal is made in Articles 127, 128, and 129;

(ii)	Sections 65(2) to (7) deal with the power of a company to convert shares into stock and to reconvert stock into shares. These sections are being disapplied as they are not contemplated in the existing Articles of Association and the intention is to preserve the status quo;

(iii)	Section 66(4) deals with the allotment of redeemable shares. This section is being disapplied as the matter is already provided for in Article 6;

(iv)	Sections 77 to 81 deal with the making of calls in respect of unpaid amounts due on shares issued by the Company, liens on shares and forfeiture of shares. These sections are being disapplied as the matters are already provided for in Articles 16 to 32;

(v)	Section 94(1) deals with instruments of transfer for shares. This section is being disapplied as the matter is already provided for in Article 33;

(vi)	Section 95(1) deals with restrictions on the transfer of shares. This section is being disapplied as the matter is provided for more comprehensively in Articles 35 and 36;

(vii)	Sections 96(2) to (11) deal with the transmission of shares in the Company. These sections are being disapplied as the matter is already provided for in Articles 42, 43 and 44;

(viii)	Sections 124 and 125 deal with the declaration and payment of dividends by the Company. These sections are being disapplied as the relevant matters are already provided for in Articles 130 to 139;

(ix)	Section 126 deals with the capitalisation of distributable profits. This section is being disapplied as the matter is already provided for in Article 141;

(x)	Section 136(1) applies when the constitution of a company requires a director to hold a specific share qualification. This section is being disapplied as Article 97 specifically states that directors of the Company shall not require share qualifications;

(xi)	Sections 144(3) and 144(4) deal with the appointment of directors. These sections are being disapplied as the matter is already provided for in Article 112;

(xii)	Section 148(2) deals with how the office of a director may be vacated early. This section is being disapplied as the matter is already provided for in Article 113;

(xiii)	Sections 158 to 165 deal with the board’s power of management and delegation, the appointment of a managing director, the establishment of board committees, matters relating to board procedure and the appointment of alternate directors. These sections are being disapplied as the relevant matters are already provided for in Articles 101 to 106, 115, and 119-125;

(xiv)	Section 178(2) deals with the convening of extraordinary general meetings by members. This section is being disapplied as this matter is already provided for in a different manner in Article 53;

(xv)	Sections 180(5), 181(1) and 181(6) deal with how notices of general meetings are given and who is entitled to receive such notices. These sections are being disapplied as the relevant matters are already provided for in Articles 55 and 80;

(xvi)	Sections 182(2) and (5) deal with the quorum required for a meeting of the Company. These sections are being disapplied as the matter is already provided for in Article 58;

(xvii)	Section 183(3) is being disapplied as otherwise it would prohibit the appointment of multiple proxies which is expressly permitted by Article 74;

(xviii)	Section 186(c) deals with the business of the annual general meeting. This section is being disapplied as the matter is already provided for in Article 59;

(xix)	Sections 187 and 188 deal with the conduct of general meetings of the Company and voting at such meetings. These sections are being disapplied as the relevant matters are already provided for in Articles 58 to 78;

(xx)	Sections 218(3), (4) and (5) deal with the service of notice on members of a company. These sections are being disapplied as detailed provision in this regard is already provided for in Article 145;

(xxi)	Sections 229, 230 and 1113 deal with the interests of directors. These sections are being disapplied as the matter is already provided for in Articles 115(e), 116 and 117;

(xxii)	Sections 338(5) and 338(6) deal with the delivery of the financial statements via the website of a company. These sections are being disapplied as the matter is already provided for in Article 140(f);

(xxiii)	Section 618(1)(b) deals with the distribution of property on a winding up of the Company. This section is being disapplied as the matter is already provided for in Article 150;

(xxiv)	Section 620(8) stipulates timeframes for claiming dividends. This section is being disapplied as longer timeframes are provided for in Article 138;

(xxv)	Section 1090 deals with the rotation of directors. This section is being disapplied as the matter is already provided for in Articles 109 and 110;

(xxvi)	Sections 1092(2) and (3) deal with the remuneration of the directors. These sections are being disapplied as the matter is already provided for in Articles 98 to 100; and

(xxvii)	Section 1093 deals with written resolutions of members. This section is being disapplied as it is not contemplated in the existing Articles of Association and the intention is to preserve the status quo.

(c)	The optional provisions of the 2014 Act which are specifically included by the new Article 1(a) are Sections 83 and 84 which set out the powers necessary for the Company to implement capital reductions and variations under the new legislation.

(d)	In various places in the Articles of Association, the expression “undenominated capital” is being inserted as this expression is now used in the 2014 Act to refer to that part of a company’s issued share capital which is not represented by the nominal value paid up on the issued shares.

(e)	Article 38 is being supplemented to make clear that, despite the provisions of Section 95(2)(a) of the 2014 Act (which give directors a discretion to charge a fee of EUR10 or less to register a transfer of shares), the directors of the Company are not to charge any fee when registering the transfer of a share.

(f)	Article 48(b) is being slightly amended to reflect the fact that Section 1072(2) of the 2014 Act recognises the concept of an “overseas market purchase”.
(g)	Article 49 is being slightly amended to include a cross reference to Section 84 of the 2014 Act, which sets out the procedure pursuant to which the Company can reduce its capital.

(h)	Article 59 is being amended in order to ensure that it is consistent with Section 186 of the 2014 Act (which specifies what constitutes the ordinary business of the Company’s AGM) while still reflecting what the Company usually regards as ordinary business. To this end, the remuneration of directors is being removed from the description of ordinary business in line with the flexibility offered by Section 186, as this is not a matter which is (as a matter of practice) voted on at annual general meetings of the Company and which is reserved for determination by the board of directors pursuant to Articles 98 and 99.

(i)	The deletion of the time limits in Article 78(a) in relation to the latest time within which a proxy may be revoked is being deleted as this is now governed by Section 183(10) of the 2014 Act which specifies that such revocation will be valid if received at any time before the commencement of the meeting or adjourned meeting at which the proxy is used.

(j)	Section 228(1)(d) codifies the common law restriction on the use of company property by directors but to mitigate an overly literal interpretation a new Article 100(b) is being adopted so that directors can continue to use company property in accordance with the Company’s fair usage policies and their terms and conditions of employment.

(k)	The word “extended” is being removed in Article 114 as “extended notice” is no longer a term used in the 2014 Act in relation to the removal of directors.

(l)	Sections 228(1)(e) and 228(2) codify the common law rules on directors fettering their independent judgement and the new Article 117(d) makes it clear that Section 228(1)(e) will not restrict anything which may be done by any director in accordance with the prior authorisation of the Board or a Board Committee. In addition, the new Article prohibits any individual director entering into any commitment which might otherwise be permitted by Section 228(2) without the prior approval of the Board or a Committee of the Board.

(m)	Article 140 is being amended in order to take account of the new requirements regarding the maintenance of accounting records set out in Chapter 2 of Part 6 of the 2014 Act. Under Article 140 (as amended) the directors may use the power provided for in the 2014 Act to send shareholders summary financial statements in lieu of the full statutory financial statements of the Company. However, where the directors elect to do so, any shareholder may request a full copy of the financial statements of the Company to be sent to him or her.

(n)	A number of additional housekeeping changes are provided for in the revised Articles of Association, including:

(i)	the front and back cover pages of the Memorandum of Association and Articles of Association have been removed as they are not provided for in Schedule 9 of the 2014 Act;

(ii)	the inclusion of new definitions of “Act” and “Acts” in Article 1(b) to properly reference the new companies legislation;

(iii)	the re-ordering of the definitions in Articles 1(b) so that the definition of “Business Day” appears in alphabetical order;

(iv)	the extension of Article 80 to confirm that CUFS holders have the same right to receive notice of and to attend general meetings as shareholders;

(v)	the replacement in Article 98(b) of the figure US$1,500,000 with the figure of US$2,300,000 to reflect the changes approved by shareholders at the Company’s 2014 AGM;

(vi)	the deletion of the word “to” in Article 141(b) which was previously included in error; and

(vii)	the moving of the subscription clause from the end of the Memorandum of Association to the end of the Articles of Association, as per Schedule 9 of the 2014 Act.

JAMES HARDIE NOTICE OF MEETING 2015            15